                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

      REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A -- 16 AND 15D -- 16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

FOR QUARTER ENDED MARCH 31, 2000                COMMISSION FILE NUMBER 001-11145

                            ------------------------

                              BIOVAIL CORPORATION

                (Translation of registrant's name into English)

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA

             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000

                             ---------------------

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                 FORM 20-F  _X_                  FORM 40-F  ___

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934.

                          YES  ___              NO  _X_

                              BIOVAIL CORPORATION
                                QUARTERLY REPORT

    THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION
NO. 333-92229)

                                     INDEX

PART I.  FINANCIAL INFORMATION

Consolidated Balance Sheets, March 31, 2000 and
  December 31, 1999.........................................      2

Consolidated Statements of Income (Loss) for the three
  months ended March 31, 2000 and 1999......................      3

Consolidated Statements of Cash Flows for the three months
  ended March 31, 2000 and 1999.............................      4

Condensed Notes to Consolidated Financial Statements........      5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     13

PART II.  OTHER INFORMATION

Operational Information.....................................     18

Legal Proceedings...........................................     19

Material Issued to Shareholders.............................     19

Additional Developments.....................................     19

Consolidated Financial Statements in U.S. dollars and in
  Accordance with Canadian Generally Accepted Accounting
  Principles................................................     19

(ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE STATED.)

                              BIOVAIL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                          IN ACCORDANCE WITH U.S. GAAP
        (All dollar amounts are expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                                              MARCH 31,    DECEMBER 31,
                                                                 2000          1999
                                                              ----------   -------------
ASSETS
CURRENT
  Cash and cash equivalents                                   $ 475,670      $ 178,086
  Short-term investments                                         19,547         65,893
  Accounts receivable                                            75,577         60,571
  Inventories (Note 2)                                           18,130         12,701
  Assets held for disposal (Note 3)                              --             20,000
  Deposits and prepaid expenses                                   1,984          3,172
                                                              ---------      ---------
                                                                590,908        340,423

LONG-TERM INVESTMENTS (Note 4)                                    3,190             12
PROPERTY, PLANT AND EQUIPMENT, net                               47,193         45,300
OTHER ASSETS, net (Note 5)                                       89,878         86,478
                                                              ---------      ---------
                                                              $ 731,169      $ 472,213
                                                              =========      =========
LIABILITIES
CURRENT
  Accounts payable                                            $  26,521      $  22,685
  Accrued liabilities                                            26,813         31,107
  Income taxes payable                                            3,412          3,585
  Customer prepayments                                            4,473          4,962
  Deferred tax liability                                            336            336
  Current portion of long-term debt (Note 6)                      1,318         12,016
                                                              ---------      ---------
                                                                 62,873         74,691
DEFERRED TAX LIABILITY                                            4,614          4,698
CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES
  (Note 7)                                                      300,000        --
LONG-TERM DEBT (Note 6)                                          --            125,488
                                                              ---------      ---------
                                                                367,487        204,877
                                                              ---------      ---------
SHAREHOLDERS' EQUITY
  Common shares, no par value, unlimited shares authorized,
    64,731,000 and 62,196,000 issued and outstanding at
    March 31, 2000 and December 31, 1999, respectively
    (Note 8)                                                    475,470        373,962
  Warrants                                                        8,244          8,244
  Warrant subscription receivable                                (1,005)        (2,287)
  Deficit                                                      (120,741)      (113,843)
  Accumulated other comprehensive income                          1,714          1,260
                                                              ---------      ---------
                                                                363,682        267,336
                                                              ---------      ---------
                                                              $ 731,169      $ 472,213
                                                              =========      =========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                          IN ACCORDANCE WITH U.S. GAAP

  (All dollar amounts except per share data are expressed in thousands of U.S.
                                    dollars)
                                  (Unaudited)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
REVENUE
  Product sales                                               $    33,631   $    12,562
  Research and development                                         10,501         6,077
  Royalty and licensing                                             2,728         8,952
                                                              -----------   -----------
                                                                   46,860        27,591
                                                              -----------   -----------
EXPENSES
  Cost of goods sold                                               11,035         5,039
  Research and development                                         11,766         5,324
  Selling, general and administrative                               9,839         6,468
                                                              -----------   -----------
                                                                   32,640        16,831
                                                              -----------   -----------
OPERATING INCOME                                                   14,220        10,760
INTEREST EXPENSE, net                                                (266)       (2,792)
                                                              -----------   -----------
INCOME BEFORE INCOME TAXES                                         13,954         7,968
PROVISION FOR INCOME TAXES                                            813           533
                                                              -----------   -----------
INCOME BEFORE EXTRAORDINARY ITEM                                   13,141         7,435
EXTRAORDINARY ITEM -- Premium paid on early extinguishment
  of U.S. Dollar Senior Notes (Note 6)                            (20,039)      --
                                                              -----------   -----------
NET INCOME (LOSS)                                             $    (6,898)  $     7,435
                                                              ===========   ===========
BASIC EARNINGS (LOSS) PER SHARE (Note 9)
  Income before extraordinary item                            $      0.21   $      0.15
  Extraordinary item                                                (0.32)      --
                                                              -----------   -----------
  Net income (loss)                                           $     (0.11)  $      0.15
                                                              ===========   ===========
DILUTED EARNINGS (LOSS) PER SHARE (Note 9)
  Income before extraordinary item                            $      0.19   $      0.15
  Extraordinary item                                                (0.29)      --
                                                              -----------   -----------
  Net income (loss)                                           $     (0.10)  $      0.15
                                                              ===========   ===========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  (Note 9)
  Basic                                                        62,792,000    49,207,000
                                                              ===========   ===========
  Diluted                                                      70,261,000    50,388,000
                                                              ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          IN ACCORDANCE WITH U.S. GAAP

        (All dollar amounts are expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                           $  (6,898)  $  7,435
  Depreciation and amortization                                   5,540      1,489
  Deferred income tax recovery                                      (84)     --
  Extraordinary item -- Premium paid on early extinguishment
    of U.S. Dollar Senior Notes (Note 6)                         20,039      --
  Compensation cost for employee stock options                   --            281
                                                              ---------   --------
                                                                 18,597      9,205
Change in non-cash operating items:
  Decrease (increase) in accounts receivable                    (12,340)     1,466
  Increase in inventories                                        (5,550)    (3,030)
  Decrease in deposits and prepaid expenses                       1,188         45
  Decrease in accounts payable and accrued liabilities           (3,241)      (383)
  Decrease in income taxes payable                                 (177)      (386)
  Increase (decrease) in customer prepayments                      (489)     9,440
                                                              ---------   --------
                                                                (20,609)     7,152
                                                              ---------   --------
                                                                 (2,012)    16,357
                                                              ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment, net                (3,929)    (1,611)
  Maturity of short-term investments, net                        46,346      --
  Acquisition of long-term investments                           (2,285)     --
  Proceeds from assets held for disposal (Note 3)                17,000      --
  Decrease in other assets                                          261      --
  Advance of executive stock purchase plan loans                 --            (52)
                                                              ---------   --------
                                                                 57,393     (1,663)
                                                              ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares                                     102,298      1,424
  Repurchase of common shares                                    --        (14,933)
  Issuance of convertible subordinated preferred equivalent
    debentures, net of financing costs                          290,312      --
  Repurchase of U.S. Dollar Senior Notes (Note 6)              (141,017)     --
  Reduction in other long-term debt                             (10,651)      (300)
  Collection of warrant subscription receivable                   1,282        640
                                                              ---------   --------
                                                                242,224    (13,169)
                                                              ---------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                             (21)      (548)
                                                              ---------   --------
INCREASE IN CASH AND CASH EQUIVALENTS                           297,584        977
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  178,086     78,279
                                                              ---------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $ 475,670   $ 79,256
                                                              =========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                              BIOVAIL CORPORATION

            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

    CHANGE IN ACCOUNTING REPORTING CONVENTION

    Biovail Corporation ("Biovail" or the "Company") has historically reported its consolidated results in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Beginning with the period ended March 31, 2000, the Company began to report its financial results in accordance with United States GAAP. Historical consolidated results have been restated to reflect this change.

    The decision to provide U.S. GAAP financial results was driven by the Company's desire to make it easier for the majority of its shareholders to assess the Company's financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also more consistent with the presentation of financial results of most of the Company's industry customers and competitors.

    Consolidated financial statements in U.S. dollars and prepared in accordance with Canadian GAAP are included in Part II of this Report.

    BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. GAAP, applied on a consistent basis. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes on Form 20-F for the year ended December 31, 1999.

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

    NEW ACCOUNTING STANDARDS

    In July 1999, the Financial Accounting Standards Board ("FASB") announced the delay of the effective date of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), for one year to the first quarter of 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting form changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting under SFAS No. 133. The Company is determining the impact of the adoption of SFAS No. 133.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In March 2000, the SEC delayed the implementation date of SAB 101 to the second quarter of 2000. SAB 101 summarizes the SEC's views in applying GAAP to revenue recognition in financial statements. The Company is

                              BIOVAIL CORPORATION

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) continuing to evaluate SAB 101's potential future impact on Biovail's financial position and results of operations with respect to upfront fees and milestone payments earned by the Company under certain research and development agreements and under certain licensing and supply agreements. It is possible that under SAB 101, certain of these fees would be required to be deferred and recognized as revenue over future periods rather than immediately on a one-time basis.

2.  INVENTORIES

                                                                  MARCH 31,    December 31,
                                                                     2000          1999
                                                                  ----------   -------------
    Raw materials                                                   $ 8,519       $ 5,149
    Work in process                                                   6,916         4,258
    Finished goods                                                    2,695         3,294
                                                                    -------       -------
                                                                    $18,130       $12,701
                                                                    =======       =======

3.  ASSETS HELD FOR DISPOSAL

    The Company determined, as part of its evaluation of the purchase of Fuisz Technologies Ltd. ("Fuisz") on November 12, 1999, that certain operations of Fuisz were not strategic to the Company's business plans and accordingly should be sold.

    Effective January 4, 2000, the Company entered into an agreement to sell all of the issued share capital of Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. No gain or loss was recognized by the Company on this transaction as Clonmel was included at fair value in the purchase price allocation at November 12, 1999. Since the date of sale, the Company has received cash proceeds of $17,000,000 and expects to receive the balance owing, which has been included in accounts receivable, following the finalization and issuance of the 1999 audited financial statements of Clonmel.

    In addition, under the terms of the sale of Clonmel, the Company repaid an IRL8,452,000 term bank loan connected with the 1997 acquisition of Clonmel by Fuisz. As a result, the cash balance of $11,258,000 that was pledged as collateral against the term bank loan at December 31, 1999 and included in short-term investments has become unrestricted.

4.  LONG-TERM INVESTMENTS

    In February 2000, in connection with the acquisition from Hemispherx Biopharma, Inc. ("Hemispherx") of the exclusive Canadian marketing rights to Ampligen, the Company made a $2,250,000 investment in common shares of Hemispherx, the supplier of the product. The investment represents approximately 1% of the outstanding common shares of Hemispherx and has been classified as being available-for-sale. The fair value of the investment at March 31, 2000 was $3,143,000.

                              BIOVAIL CORPORATION

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

5.  OTHER ASSETS

    The following table summarizes other assets net of accumulated amortization.

                                                                  MARCH 31,    December 31,
                                                                     2000          1999
                                                                  ----------   -------------
    Goodwill                                                        $31,134       $31,771
    Core technology and workforce                                    12,813        13,096
    Product rights and royalty interests                             29,166        31,945
    Deferred financing costs                                         11,500         4,219
    Other intangibles                                                 5,265         5,447
                                                                    -------       -------
                                                                    $89,878       $86,478
                                                                    =======       =======

    Amortization amounted to $3,774,000 and $511,000 for the three months ended March 31, 2000 and March 31, 1999, respectively.

    Deferred financing costs at March 31, 2000 relate to the Convertible Subordinated Preferred Equivalent Debentures issued on March 22, 2000. These costs are being amortized over the 25 year term of the debentures.

    Deferred financing costs at December 31, 1999 related to the U.S. Dollar Senior Notes (the "Senior Notes") that the Company repurchased on March 22, 2000. The remaining costs at March 22, 2000, amounting to $4,022,000, were included in the determination of the premium paid to retire the Senior Notes and recorded in the extraordinary item in the period.

6.  LONG-TERM DEBT

                                                                  MARCH 31,    December 31,
                                                                     2000          1999
                                                                  ----------   -------------
    Non-interest bearing government loan                            $  863       $  1,250
    U.S. Dollar Senior Notes                                         --           125,000
    Term bank loan                                                   --            10,799
    Other debt                                                         455            455
                                                                    ------       --------
                                                                     1,318        137,504
    Less current portion                                             1,318         12,016
                                                                    ------       --------
                                                                    $--          $125,488
                                                                    ======       ========

    On March 22, 2000, the Company repurchased all of its outstanding 10 7/8% Senior Notes at a redemption price of 112.820% of the principal amount. The premium paid by the Company of $16,017,000 together with the unamortized financing costs of $4,022,000 have been recorded as an extraordinary item in the period.

    Under the terms of the sale of Clonmel, the Company repaid the IRL8,452,000 term bank loan.

                              BIOVAIL CORPORATION

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

6.  LONG-TERM DEBT (CONTINUED)
    During the period, the Company obtained a $75,000,000 credit facility with a Canadian chartered bank. Advances under the credit facility can be drawn in either U.S. or Canadian funds and are secured by accounts receivable and inventories. Interest rates available to the Company in respect of advances are U.S. base rate plus 0.25%, LIBOR plus 1.25% and the bank's prime lending rate plus 0.25%. A standby fee of 0.0625% applies to the unused portion of the credit facility. At March 31, 2000, the Company had not utilized any portion of the credit facility.

7.  CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    On March 22, 2000, the Company issued $300 million of 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 (the "Convertible Preferred Securities"). The Convertible Preferred Securities are unsecured and subordinated to all Senior Indebtedness, as defined, of the Company. The Convertible Preferred Securities are convertible at any time into common shares at $60.675 per common share and may be redeemed at the option of the Company beginning on March 31, 2003 at a redemption price of 104.725% declining each year as prescribed in the indenture agreement to 100% by March 31, 2010. The Company has a special right to redeem the Convertible Preferred Securities prior to March 31, 2003 at 106.75% if the trading price of the Company's stock equals or exceeds $91.01 per share on the NYSE for a specified period, subject to certain conditions. Interest is payable quarterly in arrears commencing June 30, 2000. Subject to certain conditions, the Company has the right to defer payment of interest on the Convertible Preferred Securities for up to 20 consecutive quarterly periods. Interest and principal are payable in cash or, at the option of the Company, from the proceeds on the sale of equity securities of the Company delivered to the trustee of the Convertible Preferred Securities.

8.  SHARE CAPITAL

    On March 22, 2000, concurrent with the Convertible Preferred Securities offering, the Company issued 2,000,000 common shares for gross proceeds of $101,125,000 less offering costs of $5,800,000.

    During the period, 535,000 options were exercised for proceeds of $6,183,000.

                              BIOVAIL CORPORATION

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

9.  EARNINGS (LOSS) PER SHARE

    The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings (loss) per share is as follows (number of shares in thousands):

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                  -------------------
                                                                    2000       1999
                                                                  --------   --------
    BASIC EARNINGS (LOSS) PER SHARE
      Net income (loss)                                           $(6,898)   $ 7,435
                                                                  =======    =======
      Weighted average number of common shares outstanding         62,792     49,207
                                                                  =======    =======
      Basic earnings (loss) per share                             $ (0.11)   $  0.15
                                                                  =======    =======
    DILUTED EARNINGS (LOSS) PER SHARE
      Net income (loss)                                           $(6,898)   $ 7,435
                                                                  =======    =======
      Weighted average number of common shares outstanding         62,792     49,207
      Dilutive effect of warrants                                   4,700      --
      Dilutive effect of stock options                              2,769      1,181
                                                                  -------    -------
      Adjusted weighted average number of common shares
        outstanding                                                70,261     50,388
                                                                  =======    =======
      Diluted earnings (loss) per share                           $ (0.10)   $  0.15
                                                                  =======    =======

10. COMPREHENSIVE INCOME (LOSS)

    Pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income", which established standards for the reporting of comprehensive income and its components, the following disclosure is provided:

                                                                     THREE MONTHS
                                                                    ENDED MARCH 31,
                                                                  -------------------
                                                                    2000       1999
                                                                  --------   --------
    Net income (loss)                                             $(6,898)    $7,435
                                                                  -------     ------
    Other comprehensive income (loss)
      Foreign currency translation adjustment                        (439)       386
      Unrealized holding gain (loss) on long-term investments         893       (818)
                                                                  -------     ------
    Other comprehensive income (loss)                                 454       (432)
                                                                  -------     ------
    Comprehensive income (loss)                                   $(6,444)    $7,003
                                                                  =======     ======

11. LEGAL PROCEEDINGS

    In March 1998, Biovail commenced an action in the district court of New Jersey against Hoechst Aktiengesellschaft and related parties to recover monetary damages and gain injunctive relief for what

                              BIOVAIL CORPORATION

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

11. LEGAL PROCEEDINGS (CONTINUED)
    Biovail believes to be violations of U.S. anti-trust law. In addition, Biovail's complaint alleges that the various defendant parties engaged in breach of contract, deceptive trade practices, restraint of trade, unfair competition and other violations of the law. The action is proceeding to documentary and witness discovery. Biovail anticipates a trial by early 2001.

    From time to time, Biovail becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

    In this regard, Biovail and its wholly owned subsidiary, Biovail Laboratories, Inc. ("Biovail Laboratories"), have been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail Laboratories of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment in due course. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

    On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

    On August 25, 1998, Andrx Pharmaceutical, Inc. ("Andrx") submitted to Biovail a Notice of Certification under the FDC Act certifying that the ANDA filed by Andrx for a generic version of Tiazac-Registered Trademark- did not infringe on Biovail's patent. In October 1998, Biovail commenced a patent infringement suit against Andrx. A non-jury trial in this action was completed in February 2000. On March 8, 2000, the district court ruled in favor of Andrx stating that there was no infringement of Biovail's patent. Biovail has appealed this ruling. Andrx' ANDA for its generic version of Tiazac has not yet been tentatively approved by the FDA. Under current FDA regulations, the FDA will not approve Andrx' ANDA for a period of 30 months from the date Biovail first received the Notice of Patent Certification or the date when Andrx successfully defends Biovail's appeal, whichever occurs first.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd. ("Biovail Technologies").

    In February 2000 Biovail Technologies filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal

                              BIOVAIL CORPORATION

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

11. LEGAL PROCEEDINGS (CONTINUED)
    advancement at the expense of Fuisz. Biovail Technologies seeks $25 million in damages, treble damages of $75 million, interest, punitive damages and attorneys fees. Biovail believes that the allegations against the defendants are meritorious and is in the process of vigorously litigating the suit.

    In connection with the Fuisz acquisition Biovail entered into a Consulting Agreement (the "Consulting Agreement") and an Option Agreement (the "Option Agreement") (together, the "Agreements") with Richard Fuisz. Pursuant to the Agreements Biovail acquired Richard Fuisz' shares in Fuisz
    Technologies Ltd. In March 2000, Richard Fuisz commenced an action in the district court of Delaware against Biovail (the "Delaware Action"). The Delaware Action alleges that Biovail fraudulently induced the Agreements and that Biovail is in breach of the Agreements. The Delaware Action seeks rescission of the Agreements plus damages or, in the alternative, entitlement to a sum of $8 million plus interest pursuant to the Consulting Agreement. Though it is currently premature to predict the outcome of this action, Biovail believes that the Delaware Action is without merit and intends to vigorously defend the lawsuit.

    While Biovail is not currently able to determine the potential liability, if any, related to such matters, Biovail believes that none of the matters, individually or in aggregate, will have a material adverse effect on Biovail's financial position, results of operations or cash flows.

12. SEGMENTED INFORMATION AND MAJOR CUSTOMERS

    Biovail is an international full service pharmaceutical company. The Company operates in a single industry and is engaged in formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

    Organizationally, the Company's operations consist of three segments -- Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Canadian facilities and sales by Crystaal, the Canadian marketing division of the Company.

    The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited, and product development milestone fees.

    The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

                              BIOVAIL CORPORATION

   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S.
                                    DOLLARS)

                                  (UNAUDITED)

12. SEGMENTED INFORMATION AND MAJOR CUSTOMERS (CONTINUED)
    The following table sets forth information regarding segment operating income:

                                                     PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED MARCH 31, 2000                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ---------------------------------                --------   ------------   -----------   --------
    Revenue from external customers                  $33,631       $10,501        $2,728     $46,860
                                                     -------       -------        ------     -------
    Segment operating income (loss)                   16,463        (2,794)        2,688      16,357
    Unallocated amounts
      Selling, general and administrative expenses                                            (2,137)
      Interest expense, net                                                                     (266)
                                                                                             -------
    Income before income taxes                                                               $13,954
                                                                                             =======

                                                     PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED MARCH 31, 1999                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ---------------------------------                --------   ------------   -----------   --------
    Revenue from external customers                  $12,562       $6,077         $8,952     $27,591
                                                     -------       ------         ------     -------
    Segment operating income                           3,205          302          8,753      12,260
    Unallocated amounts
      Selling, general and administrative expenses                                            (1,500)
      Interest expense, net                                                                   (2,792)
                                                                                             -------
    Income before income taxes                                                               $ 7,968
                                                                                             =======

                              BIOVAIL CORPORATION
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

OVERVIEW

    We derive our revenues from: (i) developing and licensing oral controlled-release products utilizing our proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers and from direct marketing of proprietary and in-licensed products in Canada; and (iii) providing pharmaceutical contract research services to third parties.

CHANGE IN ACCOUNTING REPORTING CONVENTION

    We have historically reported our consolidated results in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Beginning with the period ended March 31, 2000, we began to report our financial results in accordance with United States GAAP. Historical consolidated results have been restated to reflect this change.

    The decision to provide U.S. GAAP financial results was driven by our desire to make it easier for the majority of our shareholders to assess our financial performance by using accounting rules that are more familiar to these shareholders. This presentation is also more consistent with the presentation of financial results of most of our industry customers and competitors.

RESULTS OF OPERATIONS

    Revenue for the first three months of 2000 was $46.9 million, compared to $27.6 million in the same period of 1999. The increase was primarily due to higher product sales and third party research and development revenue, partially offset by lower royalty and licensing revenues. During the quarter, we repurchased all of our outstanding 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes") resulting in an extraordinary charge of $20.0 million. Income before extraordinary item for the three months ended March 31, 2000, was $13.1 million, or $0.19 per share on a diluted basis, an increase of 77% over income before extraordinary item of $7.4 million, or $0.15 per share on a diluted basis, in the same period of 1999. After deducting the extraordinary item, the net loss for the three months ended March 31, 2000 was $6.9 million, or $(0.10) per share on a diluted basis, compared to net income of $7.4 million, or $0.15 per share on a diluted basis, in the same period of 1999.

    Product sales were $33.6 million for the first three months of 2000, compared to $12.6 million in the same period of 1999. The growth in product sales was attributable to increased sales of Tiazac-Registered Trademark- to Forest Laboratories ("Forest") for the U.S. market and recent launches of generic versions of Adalat CC 30mg, Voltaren XR and Cardizem CD in the U.S. marketplace.

    Research and development revenue was $10.5 million for the three months ended March 31, 2000 compared to $6.1 million in the same period of 1999. The increase was primarily due to a higher level of activity relating to the development of branded products on behalf of Intelligent Polymers Limited ("IPL").

    Net royalty and licensing revenue was $2.7 million in the first three months of 2000, compared to the $9.0 million in the same period of 1999. First quarter 1999 royalty and licensing revenue was favourably impacted by a fee received from Mylan Pharmaceuticals related to a co-marketing agreement with respect to a generic version of Verelan.

COST OF GOODS SOLD AND GROSS MARGINS

    The cost of goods sold as a percentage of product sales was 33% in the first three months of 2000 as compared to 40% in the same period of 1999.

    Gross margins in 2000 on product sales for the first three months were 67%, as compared to 60% for the first three months of 1999. The Company's gross margins are impacted by product sales price, product mix, manufacturing volumes and manufacturing costs. The increase in gross margins was due to the impact of higher margin contributions from new products.

RESEARCH AND DEVELOPMENT

    Research and development expenses were $11.8 million for the first three months of 2000 compared to $5.3 million in the same period of 1999. The increased spending reflected the increased level of activity related to the development of NDA products for IPL and work related to the development of rapid dissolve products utilizing our Flash Dose-Registered Trademark- technology.

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses were $9.8 million in the first three months of 2000, compared to $6.5 million in the same period of 1999. The increase was due to ongoing sales and marketing expenses at our Crystaal division to support the four products launched in the Canadian marketplace during 1999. Also contributing to the increase are the additions to our management base and the inclusion of the first full quarter of ongoing administrative expenses and amortization expense associated with our Biovail Technologies Ltd. subsidiary.

OPERATING INCOME

    Operating income increased to $14.2 million for the three months ending March 31, 2000, as compared to $10.8 million for the same period of 1999. Segment operating income for the first three months of 2000, before unallocated selling, general and administrative expenses, was $16.4 million, compared to $12.3 million for the same period of 1999. Of the 2000 total, product sales accounted for $16.5 million, compared to $3.2 million in the previous year. This increase relates primarily to the higher sales of Tiazac-Registered Trademark-and the impact of recent launches of Adalat CC 30mg, Voltaren XR and Cardizem CD. The research and development segment had an operating loss of $2.8 million in 2000, compared to operating income of $302,000 in 1999. The loss in 2000 is attributable to work being performed at Biovail Technologies to develop rapid dissolve products that will utilize our Flash Dose-Registered Trademark-technology. Royalty and licensing activities generated operating income of $2.7 million in 2000 compared to $8.8 million in 1999, which included the co-marketing agreement with Mylan with respect to Verelan.

INTEREST

    Net interest expense was $266,000 in the first three months of 2000 compared to $2.8 million in the same period of 1999. The decline in net interest expense was due to an increase in interest income as the surplus proceeds from the October 1999 equity offering have been invested in high grade commercial paper.

INCOME TAXES

    Income taxes in the first three months of 2000 were $813,000 compared to $533,000 in the same period of 1999. The Company's tax provision is related to our foreign subsidiaries, in which lower statutory tax rates apply than those in Canada. The benefit of tax losses historically incurred by the Canadian operations and by the U.S. operations of Biovail Technologies Ltd. have not been recognized for accounting purposes to-date.

INCOME BEFORE EXTRAORDINARY ITEM

    Income before extraordinary item for the three months ended March 31, 2000 was $13.1 million, or $0.19 per share on a diluted basis, and $7.4 million, or $0.15 per share on a diluted basis, for the three months ended March 31, 1999.

EXTRAORDINARY ITEM

    During the period, we successfully tendered for and retired our Senior Notes. We recorded a $20.0 million extraordinary charge related to the premium paid on early extinguishment and the write-off of the deferred financing costs associated with the notes.

NET INCOME (LOSS)

    After deducting the extraordinary item, the net loss for the three months ended March 31, 2000 was $6.9 million, or $(0.10) per share on a diluted basis, compared to net income of $7.4 million, or $0.15 per share on a diluted basis, for the three months ended March 31, 1999.

EBITDA

    For the reasons set forth above, EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, increased by $7.6 million or 61% to $19.8 million for the first three months of 2000 from $12.2 million in the comparable period of 1999. The ratio of total debt at March 31 to EBITDA for the three months ended March 31 was 15.2:1 in 2000 compared to 10.3:1 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

    At March 31, 2000, our cash position was $475.7 million, our cash plus short-term investments was $495.2 million and our working capital was $528.0 million, representing a working capital ratio of 9.4:1. At December 31, 1999 our cash position was $178.1 million, our cash plus short-term investments was $244.0 million and our working capital was $265.7 million, representing a working capital ratio of 4.6:1.

    Cash used in operating activities (after changes in non-cash operating items) was $2.0 million for the three months ended March 31, 2000 compared to cash provided by operating activities of $16.4 million in the same period of 1999. The decline from the prior year was primarily due to increases in accounts receivable and inventories, only partially offset by higher net income adjusted for non-cash items.

    Cash flows from investing activities, for the first three months of 2000, totaled $57.4 million and related mainly to the activity in short-term investments ($46.3 million) and proceeds received to-date from the sale of Clonmel Healthcare Limited ("CLONMEL") ($17.0 million). Additions to property, plant and equipment totaled $3.9 million in the first three months of 2000 compared to $1.6 million in same period of 1999. Acquisitions of long-term investments totaled $2.3 million in the three months ended March 31, 2000 and no investments were made in the same period of 1999.

    Cash flows from financing activities, for the three months ended March 31, 2000, include a concurrent offering of 6.75% Convertible Subordinated Preferred Equivalent Debentures (the "Convertible Preferred Securities"), due March 31, 2025 and two million common shares. The Convertible Preferred Securities were issued for gross proceeds of $300 million ($290.3 million net of financing costs) and the common shares were issued for gross proceeds of $101.1 million ($96.1 million net of issuance costs). On the same date, $141.0 million of the proceeds were used to repurchase the $125 million principal of our outstanding Senior Notes, and pay a premium of $16.0 million. We reduced other long-term debt, principally through the repayment of the term bank loan in connection with the sale of Clonmel, by $10.7 million. Common shares issued on the exercise of stock options generated $6.2 million during the first three months of 2000. In the same period of 1999, cash used in financing activities reflected the repurchase of common shares in the amount of $14.9 million, offset in part by the issuance of common shares on the exercise of stock options for $1.4 million.

    Exchange rate changes in foreign cash balances resulted in a decrease in cash of $21,000 in the first three months of 2000 as compared to a reduction in cash of $548,000 in the same period of 1999.

    As a result of the foregoing, we had positive cash flow of $297.6 million for the first three months of 2000 compared to $977,000 in the same period of 1999.

    After completing our Convertible Preferred Securities offering, the repurchase of our Senior Notes and the repayment of a portion of our other long-term debt, we had total long-term debt (including current portions thereof) of $301.3 million at March 31, 2000, compared to $137.5 million at December 31, 1999. The debt-to-equity ratio at March 31, 2000 was 0.8:1 compared to 0.5:1 at December 31, 1999. Long-term debt at March 31, 2000 is comprised of
$300 million of Convertible Preferred Securities and $1.3 million of other debt. In addition, we have established a new $75 million banking facility. At
March 31, 2000, we have not utilized any portion of this facility.

    We believe we have adequate capital and sources of financing to support our ongoing operational and interest requirements and investment objectives. We believe that we would be able to raise capital, if necessary, to support our objectives.

    It is possible that our results of operations for the current fiscal year will be impacted by potential costs relating to the rationalization of certain of our research and development facilities. We are currently evaluating our business plans and, accordingly, we are not able to determine the costs of this process at the present time.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We do not believe that we have material exposure to financial market risks, including changes in foreign currency exchange rates and interest rates on debt instruments and short-term investments.

    We and our subsidiaries generate revenue and incur expenses primarily in U.S. dollars. For the three months ended March 31, 2000, revenue was generated in the following proportions: 91% in U.S. dollars and 9% in Canadian dollars. Expenses were incurred in the following proportions: 54% in U.S. dollars and 46% in Canadian dollars. We do not believe that we have significant exposure to exchange risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar.

    On March 22, 2000, we issued $300 million 6.75% Convertible Preferred Securities, due March 31, 2025. The interest rate on these securities is fixed and therefore is not subject to interest rate risk. The proceeds were used, in part, to repurchase our $125 million Senior Notes, due November 15, 2005 for consideration of $141.0 million. Such consideration included a consent payment of $2.5 million and a premium of approximately $13.5 million calculated by reference to the bid price and yield on March 6, 2000 for the 5 3/4% U.S. Treasury Note due November 20, 2002.

    From time to time we have surplus funds available for investment. Our policy is to invest such funds in high grade commercial paper and U.S. government treasury bills with varying maturities, typically of less than 90 days. In light of the high quality and short-term duration of these investments, the Company believes that there is no significant risk to the principal value of these investments.

    Inflation has not had a material impact on our operations.

RECENT ACCOUNTING DEVELOPMENTS

    The Financial Accounting Standards Board has issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 137, which is required to be adopted in the first quarter of 2001. The Company is determining the impact of the adoption of the new statement.

    In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). In March 2000, the SEC delayed the implementation date of SAB 101 to the second quarter of 2000. SAB 101 summarizes the SEC's views in applying GAAP to revenue recognition in financial statements. The Company is continuing to evaluate SAB 101's potential future impact on Biovail's financial position and results of operations with respect to upfront fees and milestone payments earned by the Company under certain research and development agreements and under certain licensing and supply agreements. It is possible that under SAB 101, certain of these fees would be required to be deferred and recognized as revenue over future periods rather than immediately on a one-time basis.

FORWARD-LOOKING STATEMENTS

    To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

                              BIOVAIL CORPORATION
                          PART II -- OTHER INFORMTION

1.  OPERATIONAL INFORMATION

    The press releases issued by the Company subsequent to the filing of SEC Form 6-K on November 30, 1999 are attached as the following exhibits:

    a) On December 1, 1999, the Company announced the purchase of a generic version of Procardia XL from Intelligent Polymers.

    b) On December 22, 1999, the Company announced a proposed stock split and the expiration of Biovail Technologies Ltd.'s offer to purchase its outstanding 7% convertible subordinated debentures.

    c) On December 23, 1999, the Company announced receipt of final approval for generic Cardizem CD.

    d) On January 6, 2000, the Company announced that its shareholders approved all proposed resolutions.

    e) On January 19, 2000, the Company announced the divestiture of its Irish manufacturing operations.

    f) On February 4, 2000, the Company announced the initiation of Buspirone clinical trials.

    g) On February 7, 2000, the Company announced that it would acquire significant manufacturing facilities in Puerto Rico and expand other sites in Virginia and Manitoba.

    h) On February 11, 2000, the Company announced it had acquired Ampligen marketing rights for Canada.

    i) On February 17, 2000, the Company announced it had received final approval for Voltaren XR generic.

    j) On February 24, 2000, the Company announced record 1999 fourth quarter and year-end financial results.

    k)  On March 1, 2000, the Company announced public offerings.

    l) On March 6, 2000, the Company announced it had received FDA approval for novel once daily diltiazem formulation -- New Drug Application optioned to Forest Laboratories.

    m) On March 7, 2000, the Company announced it had received majority of consents in connection with debt tender offer.

    n) On March 8, 2000, the Company announced its appeal to District Court decisions.

    o) On March 13, 2000, the Company announced FDA final approval of generic Adalat CC 30mg.

    p) On March 17, 2000, the Company announced it had completed concurrent offerings.

    q) On March 23, 2000, the Company announced the completion of its concurrent common share and Convertible Subordinated Preferred Equivalent Debenture offerings and its cash tender offer for Senior Notes.

    r) On April 7, 2000, the Company announced the launch of first commercial product using patented Flash Dose-Registered Trademark- technology.

    s) On April 27, 2000, the Company announced record 2000 first quarter financial results.

2.  LEGAL PROCEEDINGS

    For detailed information concerning legal proceedings, reference is made to
    Note 11 in the financial statement contained as part hereof and to the Annual Report on Form-20F for the year ended December 31, 1999.

3.  MATERIAL ISSUED TO SHAREHOLDERS

    The material issued by the Company to shareholders is attached as the following exhibit:

    t)  The 2000 First Quarter Report to Shareholders

4.  ADDITIONAL DEVELOPMENTS

    NUROFEN MELTLETS

    In April 2000, the first commercial introduction of a Flash
    Dose-Registered Trademark- product took place. Nurofen Meltlets, a new form of ibuprofen, were launched in the United Kingdom by Crookes
    Healthcare Ltd., a division of Boots Healthcare International. Nurofen Meltlets are manufactured for Boots by the Company's subsidiary, Biovail Technologies, using its patented Flash Dose-Registered Trademark-technology.

    ADALAT CC

    In March 2000, the Company received final approval from the U.S. Food and Drug Administration for its in-licensed 30mg dosage strength of Adalat CC. The Company in-licensed the 30mg dosage strength from Elan Corporation plc in October 1999. This arrangement allowed the Company to market the 30mg dosage strength, through its marketing partner Teva Pharmaceuticals Industries Ltd., six months earlier than originally scheduled.

    VOLTAREN XR

    In February 2000, the Company received final approval from the U.S. Food and Drug Administration for its generic version of Voltaren XR. The Company immediately began to market its generic Voltaren XR through its marketing partner, Teva Pharmaceuticals Industries Ltd.

5. CONSOLIDATED FINANCIAL STATEMENTS IN U.S. DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

    Consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles are attached to this report as exhibit "u".

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Biovail Corporation

May 30, 2000                                                By /s/ JOHN R. MISZUK
                                                            ----------------------
                                                            John R. Miszuk
                                                            Vice President,
                                                            Controller